UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.



                                  SCHEDULE 13D
                      THE SECURITIES EXCHANGE ACT OF 1934



                            XENONICS HOLDINGS, INC.
                               (Name of Issuer)


                   Common Stock, par value $0.001 per share
                        (Title of Class of Securities)


                                   984117101
                                (CUSIP Number)


                               Jerome Belson, Esq.
                              495 Broadway, Floor 6
                               New York, NY  10012
                                (212) 651-0606
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)


                                  June 1, 2010
            (Date of Event which Requires Filing of this Statement)


If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: [__].


If the information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          (Continued on following pages)


                              (Page 1 of 4 Pages)



Cusip No.:  984117101                                      Page 2 of 4 Pages


1)   NAME OF REPORTING PERSON

     Jerome Belson

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)   [ ]
                                                             (b)   [X]

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

                                        PF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

                              United States of America

                          7)   SOLE VOTING POWER
NUMBER OF                      1,393,000 *
SHARES
BENEFICIALLY              8)   SHARED VOTING POWER
OWNED BY                       0
EACH
REPORTING                 9)   SOLE DISPOSITIVE POWER
PERSON                         1,393,000 *
WITH
                         10)   SHARED DISPOSITIVE POWER
                               0

* Includes 200,000 shares underlying warrants.

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               1,393,000 *

* Includes 200,000 shares underlying warrants.

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                [ ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     5.5%

14)  TYPE OF REPORTING PERSON

                                     IN




                                                        Page 3 of 4 Pages

Item 1.  Security and Issuer.

     This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Xenonics Holdings, Inc., whose principal executive offices are located at 3186 Lionshead Avenue, Carlsbad, California 92010 (the "Issuer").

Item 2.  Identity and Background.

     (a) The name of the reporting person is Jerome Belson (the "Reporting Person").

     (b) The business address of the Reporting Person is 495 Broadway, Floor 6, New York, NY 10012.

     (c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is:

             Attorney
             Jerome Belson Associates, Inc.
             495 Broadway, Floor 6
             New York, NY  10012

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of the U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person has purchased a total of approximately 1,193,000 shares of the Issuer's common stock in the market during the period from February 2007 through February 4, 2011 at various market prices with a total cost of approximately $1,405,024. The source of the funds for these transactions was the personal funds of the Reporting Person. The Reporting Person also made a loan to the Issuer in July 2009 using his personal funds and the Issuer issued to him warrants to purchase 200,000 shares of common stock.

Item 4.  Purpose of Transaction.

     For investment purposes.





                                                            Page 4 of 4 Pages

Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns an aggregate of 1,393,000 shares of Common Stock, including warrants to purchase 200,000 shares of common stock, representing 5.5% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-Q filed on February 9, 2011).

     (b) The Reporting Person has the sole right to vote and dispose, or direct the deposition of, 1,393,000 shares of Common Stock beneficially owned by the Reporting Person.

     (c) The only transaction which the Reporting Person had in the last 60 days was the purchase of 26,600 shares in the market at a price of approximately $.54 per share on February 4, 2011.

     (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,393,000 shares of Common Stock beneficially owned by the Reporting Person.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7.  Material to be Filed as Exhibits.

     None.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  February 14, 2011

                                  JEROME BELSON


                                  /s/ Jerome Belson
                                  Jerome Belson